Tiptree Inc.
660 Steamboat Road, 2nd Fl.
Greenwich, CT 06830

June 6, 2024

Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: John Stickel

Re:    Tiptree Inc.
Registration Statement on Form S-3 Filed May 31, 2024
File No. 333-279864 (the “Registration Statement”)

Dear Mr. Stickel:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Tiptree Inc. hereby respectfully requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., New York City time, on June 10, 2024, or as soon as practicable thereafter.
Please notify me of the time at which the Registration Statement was declared effective pursuant to this acceleration request.
If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call me at (212) 446-1407.

Very truly yours,
/s/Neil C. Rifkind
Neil C. Rifkind
Vice President, General Counsel and Secretary

cc:        Jonathan Ilany, Chief Executive Officer, Tiptree Inc.
Michael R. Littenberg, Esq., Ropes & Gray LLP
William J. Michener, Esq., Ropes & Gray LLP